Via EDGAR Transmission

August 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services

Re:        HMS Holdings Corp.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 7, 2018

File No. 000-50194

Dear Mr. Krikorian:

This letter is submitted by HMS Holdings Corp. (the "Company", "we", "us" or "our") in response to the comment letter, dated July 27, 2018 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to the Consolidated Financial Statements

Note 3. Revenue Recognition, page 12

1.	We note your disclosure for both your coordination of benefits revenue and your payment integrity revenue that revenue is recognized when, or as, the performance obligation is satisfied. Please tell us and revise to clarify if revenue from these services is recognized over time or at a point in time. Please also clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Reference ASC 606-10-50-18 and 19.

Response: The Company respectfully advises the Staff that the performance obligations related to the Company’s coordination of benefits revenue and payment integrity revenue are satisfied at a point in time. In light of the Staff’s comment, the Company has expanded its disclosure, as reflected in the following paragraphs of Note 3 of the Notes to the unaudited Consolidated Financial Statements in its Form 10-Q for the quarterly period ended June 30, 2018 (“Q2 2018 Form 10-Q”), to include the disclosure set forth below, which will be included in future filings in substantially the same form. For the Staff’s convenience, the paragraphs below have been marked to reflect the changes from the Company’s disclosure in its Form 10-Q for the quarterly period ended March 31, 2018 (“Q1 2018 Form 10-Q”) (additions and deletions noted in underline and strikethrough, respectively):

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

“Coordination of benefits

Coordination of benefits revenue is derived from contracts with state governments and Medicaid managed care plans that typically span 3 to 5 years with the option to renew. Types of service~~s within these~~ contracts could include: (a) the identification of erroneously paid claims; (b) the delivery of verified commercial insurance coverage information; (c) the identification of paid claims where another third party is liable; and (d) the identification and enrollment of Medicaid members who have access to affordable employer insurance. Most of these types of service contracts contain multiple promises ~~tasks/deliverables~~, all of which are not distinct ~~separately identifiable as they are highly interrelated and indistinct~~ within the context of the contract. Therefore, the promises represent ~~each type of service represents~~ a single, distinct performance obligation for the types of services we offer. Revenue derived from these performance obligations is largely based on variable consideration where, based on the number of claims or amount of findings the Company identified, a contingent or fixed transaction price/recovery percentage is allocated to each distinct performance obligation. The Company utilizes the expected value method to estimate the variable consideration related to the transaction price for its service contracts. Key inputs and assumptions in determining variable consideration includes identified pricing and expected recoveries and/or savings. The expected recoveries and/or savings are based on historical experience of information received from our customers. Revenue is recognized at a point in time when our customers realize economic benefits from our services when our services are completed. ~~, or as, the performance obligation is satisfied~~. ~~Due to the timing and volume of information provided from our customers, range of performance obligations and the differing consideration associated with each type of contract, revenue may be recognized in varying increments.~~ Generally, coordination of benefit contract payment terms are not standardized within the respective contract; however, payment is typically due on demand and there is a clear and distinct history of customers making consistent payments.

Analytical services

The Company’s analytical services revenue consists mostly of payment integrity services but also care management and consumer engagement services.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

Payment integrity services revenue is derived from contracts with federal and state governments, commercial health plans and other at-risk entities that can span several years with the option to renew. Types of service~~s within these~~ contracts could include: (a) services designed to ensure that healthcare payments are accurate and appropriate; and (b) the identification of over/(under)payments or inaccurate charges based on a review of medical records. Most of these types of service contracts contain multiple promises ~~tasks/deliverables~~, all of which are not distinct ~~separately identifiable as they are highly interrelated and indistinct~~ within the context of the contract. Therefore, the promises represent ~~each type of service represents~~ a single, distinct performance obligation for the types of services we offer. Revenue derived from these performance obligations is largely based on variable consideration where, based on the number of claims or amount of findings the Company identified, a contingent or fixed transaction price/recovery percentage is allocated to each distinct performance obligation. The Company utilizes the expected value method to estimate the variable consideration related to the transaction price for its service contracts. Key inputs and assumptions in determining variable consideration includes identified pricing and expected recoveries and/or savings. The expected recoveries and/or savings are based on historical experience of information received from our customers. Revenue is recognized at a point in time when our customers realize economic benefits from our services when our services are completed. ~~, or as, the performance obligation is satisfied. Due to the timing and volume of information provided from our customers, range of performance obligations and the differing consideration associated with each type of contract, revenue may be recognized in varying increments.~~ Generally, payment integrity contract payment terms are not standardized within the respective contract; however, payment is typically due on demand and there is a clear and distinct history of customers making consistent payments.”

2.	We note your disclosure that your care management and consumer engagement service revenue is generally recognized monthly/yearly based on the services performed. Please clarify if this revenue is recognized over time, the method used to measure progress, if applicable, and why the method reflects a faithful depiction of the transfer of the services. Reference ASC 606-10-50-18.

Response: The Company respectfully advises the Staff that the performance obligations related to the Company’s care management and consumer engagement service revenue are satisfied over time. In light of the Staff’s comment, the Company has expanded its disclosure, as reflected in the third paragraph under "Analytical services" in Note 3 of the Notes to the unaudited Consolidated Financial Statements in its Q2 2018 Form 10-Q, to include the following disclosure set forth below, which will be included in future filings in substantially the same form. For the Staff’s convenience, the paragraph below has been marked to reflect the changes from the Company’s disclosure in its Q1 2018 Form 10-Q (additions and deletions noted in underline and strikethrough, respectively):

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

“Care management and consumer engagement services revenue is derived from contracts with health plans and other risk-bearing entities that can span several years with the option to renew. Types of service~~s within these~~ contracts could include: (a) programs designed to improve member engagement; and (b) outreach services designed to improve clinical outcomes. Most of these types of service contracts contain multiple promises ~~tasks/deliverables~~, all of which are not distinct ~~separately identifiable as they are highly interrelated and indistinct~~ within the context of the contract. Therefore, the promises represent ~~each type of service represents~~ a single, distinct performance obligation for the types of services we offer. Revenue derived from these services is largely based on consideration associated with prices per order/transfer and PMPM/PMPY fees. The Company believes the output method is a reasonable measure of progress for the satisfaction of our performance obligations, which are satisfied over time, as it provides a faithful depiction of (1) our performance toward complete satisfaction of the performance obligation under the contract and (2) the value transferred to the customer of the services performed under the contract. The Company has elected the right to the invoice practical expedient for recognition of revenue related to its performance obligations. ~~.and is generally recognized monthly/yearly based on the services performed; therefore, the amount of variable consideration does not often need to be estimated for these agreements.~~ Additionally, certain care management and consumer engagement services contracts have distinct performance obligations related to software license and implementation fees which have historically been recognized as revenue ratably over the life of the contract. However, upon adoption of ASC 606, ~~ASU 2014-09~~ revenue for software licenses is recognized at the beginning of the license period when control is transferred as the license is installed and revenue for implementation fees is recognized when control is ~~as~~ transferred over time as the implementation is being performed. As the performance obligation is deemed to have been satisfied and control transferred to our customers for software licenses and implementation fees on or before December 31, 2017, the Company recorded a decrease to deferred revenue and an increase to opening retained earnings of $1.4 million as of January 1, 2018 for the cumulative impact of adopting ASC 606~~ASU 2014-09~~. A portion of the Company’s care management and consumer engagement services are deferred and revenue is recognized over time. Deferred revenue of this nature was approximately $5.4~~5.0~~ million and $6.4 million as of June 30~~March 31~~, 2018 and December 31, 2017, respectively, and is included in Accounts payable, accrued expenses and other liabilities in the Consolidated Balance Sheets. Generally, care management and consumer engagement contract payment terms are stated within the contract and are due within an explicitly stated time period (e.g., 30, 45, 60 days) from the date of invoice.”

************

We believe the foregoing is responsive to the Staff's comments. Should you have any questions, please do not hesitate to contact the undersigned at (214) 453-3000.

Sincerely,

HMS HOLDINGS CORP.

/s/ Jeffrey S. Sherman

Jeffrey S. Sherman
Executive Vice President, Chief Financial Officer and Treasurer

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

cc:          Melissa Walsh, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Meredith Bjorck, Executive Vice President, General Counsel and Corporate Secretary

HMS Holdings Corp.

Greg Aunan, Senior Vice President and Chief Accounting Officer

HMS Holdings Corp.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com